FUEL CORPORATION OF AMERICA

March 17, 2005

To:	Yolanda Crittendon
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Fuel Corporation of America
Form 10-KSB for the year ended December 31, 2004
File No. 000- 09283

Dear Ms. Crittendon:

We are in receipt of your comment letter for the above referenced filing, and have revised the filing as requested.

Our auditor’s report referenced another company in the opinion paragraph, and we apologize for not noticing this error during our review, prior to filing. Our auditor made a typographical error, and has supplied us with a correct auditor’s report. We do not know of and have no relations with the other company listed in the report. An amended filing will be submitted on or before March 18, 2005.

If any further questions or comments should arise, feel free to me at (702) 858-3678.

Sincerely,

/s/ Frank Hall

Frank Hall

President, CEO and CFO